Filed Pursuant to Rule 424(b)(3)

Registration No. 333-236041

Prospectus Supplement No. 3 to Prospectus dated September 14, 2020

1847 HOLDINGS LLC

756,936 Common Shares

This Prospectus Supplement No. 3 (this “Supplement”) relates to the prospectus of 1847 Holdings LLC (which, together with its consolidated subsidiaries, is referred to herein as “we,” “us,” “our” and “our company”), dated September 14, 2020 (the “Prospectus”), relating to 756,936 of our common shares that may be sold from time to time by the selling shareholders named in the Prospectus. This Supplement should be read in conjunction with the Prospectus and Prospectus Supplement No. 1 filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2020 and Prospectus Supplement No. 2 filed with the SEC on January 21, 2021 (the “Prior Supplements”) and is qualified by reference to the Prospectus and the Prior Supplements, except to the extent that the information in this Supplement supersedes the information contained in the Prospectus and the Prior Supplements, and may not be delivered without the Prospectus and the Prior Supplements.

This Supplement is being filed to include the information set forth in the Current Report on Form 8-K filed with the SEC on February 16, 2021.

Our common shares are quoted on the OTCQB Market operated by OTC Markets Group Inc. under the symbol “EFSH.” On February 16, 2021, the last reported sale price of our common shares on the OTCQB Market was $2.02.

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus to read about factors you should consider before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is February 17, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 16, 2021 (February 9, 2021)

1847 Holdings LLC
(Exact name of registrant as specified in its charter)

Delaware	000-56128	38-3922937
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

590 Madison Avenue, 21st Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 417-9800
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On February 9, 2021, 1847 Hydroponic Inc. (“1847 Hydroponic”), a subsidiary of 1847 Holdings LLC, entered into a Securities Purchase Agreement (the “Purchase Agreement”) among GSH One Enterprises, Inc., Hone Brothers Retail, LLC, Hone Brothers Retail Tulsa LLC (collectively, the “Companies”), 1847 Hydroponic, and the other parties set forth in Exhibit A of the Purchase Agreement (together, the “Sellers”), pursuant to which 1847 Hydroponic agreed to acquire from the Sellers all of the issued and outstanding capital stock or other equity securities of the Companies for an aggregate cash purchase price of $100,000,000, subject to adjustment as described below. The purchase price consists of (i) $90,000,000 in cash (the “Cash Portion”), and (ii) a three-year 8% secured subordinated convertible promissory note in the aggregate principal amount of $10,000,000 (the “Buyer Note,” and together with the Cash Portion, the “Purchase Price”).

The Purchase Price is subject to a closing net working capital adjustment and a post-closing net working capital adjustment. The Purchase Price is also subject to adjustments based on closing EBITDA and post-closing EBITDA. In addition, the Cash Portion will be (A) decreased by (i) the amount of any outstanding unpaid indebtedness of the Companies existing as of the closing date and (ii) any unpaid transaction expenses, and (B) increased by the amount of cash or cash equivalents held by, or on the books of, the Companies as of the closing date, if any.

The Purchase Agreement contains customary representations, warranties and covenants, including a covenant that the Sellers will not compete with the business of 1847 Hydroponic for a period of three (3) years following closing. The Purchase Agreement also contains mutual indemnification for breaches of representations or warranties and failure to perform covenants or obligations contained in the Purchase Agreement. In the case of the indemnification provided by the Sellers with respect to breaches of certain non-fundamental representations and warranties, the Sellers will only become liable for indemnified losses if the amount exceeds an aggregate of $350,000, whereupon the Sellers will be liable for all losses that exceed the $350,000 threshold, provided that the liability of the Sellers for breaches of certain non-fundamental representations and warranties shall not exceed $2,800,000. The Sellers’ aggregate liability for fraud or for the breach of fundamental representations shall be limited to the Purchase Price.

The closing of the Purchase Agreement is subject to customary closing conditions, including, without limitation, the completion of accounting and legal due diligence investigations; the receipt of all authorizations, consents and approvals of all governmental authorities or agencies; the receipt of any required consents of any third parties; the release of any security interests; and 1847 Hydroponic obtaining the requisite acquisition financing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

1847 HOLDINGS LLC

Date: February 16, 2021	/s/ Ellery W. Roberts
Name: Ellery W. Roberts
Title: Chief Executive Officer